UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 333-284446-01

Flybondi Limited

(Translation of registrant’s name in English)

Av. Costanera Rafael Obligado 1221

Complejo Costa Salguero

C1425 CABA

Argentina

Tel: +54 11 39884021

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Director

On April 11, 2025, Mr. Juan Ball resigned from the Board of Directors of Flybondi Limited, a limited company incorporated under the laws of England and Wales, effective immediately.

Mr. Peter Yu, Chairman of the Board of Directors of Flybondi Limited, commented: “We are grateful to Juan for his dedicated service; his leadership, expertise, and commitment have been invaluable to Flybondi’s continued growth and success.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLYBONDI LIMITED

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

Dated: April 17, 2025

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